Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES SIGNIFICANT
DEVELOPMENT WITH ITS MAJOR CLOUD
DESIGN WIN:
NEW POS TOTALING ~$10M RECEIVED FROM
AN ADDITIONAL TIER-1 SERVER
MANUFACTURER

KFAR SAVA, Israel — October 19, 2017, - Silicom Ltd. (NASDAQ: SILC) today announced that it continues to move forward with the largest-ever Design Win that it reported in March 2017. The top-10 Cloud player which granted Silicom the DW is currently in the process of qualifying an additional Tier-1 server manufacturer as a second subcontractor for building its Cloud infrastructure, and, as part of the process, this server manufacturer is now integrating the Silicom 100-Gigabit-Switch-Fabric-On-A-NIC product into its solution. For the purpose of the qualification effort, and in preparation for expected future demand, this giant manufacturer has already placed purchase orders totaling approximately $10 million for the Silicom product.

“We are very pleased with the continued positive momentum of our biggest ever win – and also with the potential of our new relationship with this major server manufacturer,” commented Shaike Orbach, Silicom’s President & CEO.

“The fact that our Cloud customer has decided to source its server-based solutions from two Tier-1 server suppliers, together with the massive accumulated POs that we have received from both of the customer’s subcontractors, speaks volumes regarding the quantity of Cloud infrastructure solutions that it expects to deploy. According to the customer, once all challenges are resolved and the new Cloud infrastructure is made widely available to users, deployment is expected to ramp up to a massive run rate level that will generate much higher revenues to us than the $30 million per year that we originally forecast. In fact, this will hold true even if the customer decides, in line with its general ‘second-source’ policy, to qualify another vendor to supply the Switch-On-A-NIC product in parallel to Silicom. Accordingly, we now believe that at a full deployment run rate, which is expected to be reached in 2019, our revenues from this DW will exceed $75 million per year.”

Mr. Orbach continued, “At the same time, we are also excited that this project has brought us into a direct relationship with another group within this important server manufacturer. This Tier-1 player represents a double potential for us: 1) it can use our current products in its Cloud offerings to other customers; and 2) we can leverage the relationship into the development of new products and solutions for other market segments. As such, we believe that our Cloud journey has only begun and that it has the power to drive our business to a whole new level.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments. Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

 Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com